UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 333-261517

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of the Business Combination and Nasdaq Listing

On March 17, 2022, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”) will issue a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of July 23, 2021, by and among PubCo, Bridgetown 2, B2 PubCo Amalgamation Sub Pte. Ltd. and PropertyGuru Pte. Ltd., and the listing of PubCo’s ordinary shares on the New York Stock Exchange.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of PubCo and Bridgetown 2, dated March 18, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED

Date: March 17, 2022	By:	/s/ Hari Vembakkam Krishnan
		Name:	Hari Vembakkam Krishnan
		Title:	Chief Executive Officer and Managing Director